UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)*

LUNA INNOVATIONS INCORPORATED

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

550351100

(CUSIP Number)

DECEMBER 31, 2011

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 55035110
1.	Name of Reporting Persons Carilion Clinic
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Virginia
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 3,749,740
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 3,749,740
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,749,740[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 24.5%[2]
12.	Type of Reporting Person (See Instructions) CO

[1]

This total is composed of 2,248,896 shares of common stock, 1,321,514 shares of common stock issuable upon the conversion of immediately convertible shares of preferred stock, 136,118 shares issuable on accrued stock dividends and 43,212 shares of common stock issuable upon the exercise of options held by the reporting person that are exercisable within 60 days of December 31, 2011.

[2]

This percentage is calculated based upon 13,812,490 shares of the Issuer’s common stock outstanding as of December 31, 2011, as provided to the reporting person by the Issuer, plus 1,321,514 shares of common stock issuable upon the conversion of immediately convertible shares of preferred stock, 136,118 shares issuable on accrued stock dividends as of such date and 43,212 shares of common stock issuable upon the exercise of options held by the reporting person that are exercisable within 60 days of December 31, 2011.

Item 1.

(a)	Name of Issuer

    Luna Innovations Incorporated

(b)	Address of Issuer’s Principal Executive Offices

    1 Riverside Circle, Suite 400

    Roanoke, Virginia 24016

Item 2.
(a)	Name of Person Filing

    Carilion Clinic

(b)	Address of Principal Business Office or, if none, Residence

    Carilion Roanoke Memorial Hospital

    1906 Belleview Avenue

    Roanoke, VA 24014

(c)	Citizenship

    Virginia

(d)	Title of Class of Securities

    Common Stock

(e)	CUSIP Number

    550351100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned: 3,749,740
(b)	Percent of Class: 24.5%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 3,749,740
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 3,749,740
(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of a Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2012

CARILION CLINIC

By:	/s/ G. Robert Vaughan, Jr.
Name: G. Robert Vaughan, Jr. Title: Assistant Treasurer